United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: April 13, 2011		Roberto Castello Branco Director of Investor Relations

Vale pays first tranche of the 2011 dividend
Rio de Janeiro, April 13, 2011 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the first installment of the 2011 dividend to shareholders amounting to US$ 2 billion (R$ 3,174,000,000.00), equivalent to US$ 0.383268113 (R$ 0.608246495) per outstanding common or preferred share (5,218,279,144).
Vale´s Executive Board proposal for the dividend to be paid to its shareholders in 2011, publicly disclosed on January 31, 2011, established a minimum amount for the year of US$ 4 billion, equivalent to US$ 0.766536226 per outstanding common or preferred share, to be paid in two installments, on April 29 and October 31, 2011. The dividend was proposed in accordance with Vale ´s dividend policy.
Form of payment
Payment of the first tranche of the minimum dividend will be made as follows:
1.	Distribution of R$ 3,174,000,000.00 equivalent to R$ 0.608246495 per outstanding common or preferred share, in the form of interest on capital.
The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 12, 2011, of R$ 1.5870 per US dollar, as announced on January 31,2011.
2.
The payment will be made from April 29, 2011 onwards. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on May 6 and 9, 2011, respectively. A withholding income tax will be levied on the amount distributed as interest on capital, in accordance with Brazil’s tax code.

3.
The record date for the owners of shares traded on the BM&F Bovespa is April 13, 2011. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is April 18, 2011 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on April 20, 2011. All shareholders on these respective record dates will have the right to the dividend payment.

4.	Vale shares will start trading ex-dividend on BM&F Bovespa , NYSE and Euronext Paris as of April 14, 2011, and on HKEx as of April 19,2011.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.